FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

(Mark One)

[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934

       For the Fiscal Year ended December 31, 1998

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the Transition Period from __________ to __________

       Commission File Number: 0-23539

            Ladish Co., Inc. Savings and Deferral Investment Plan and Ladish Co., Inc. Hourly Employees Savings and Deferral Investment Plan
                           ( Full title of the plan )


                                Ladish Co., Inc.
                            5481 South Packard Avenue
                             Cudahy, Wisconsin 53110
                                 (414) 747-2611
             (Name of Issuer of the Securities Held Pursuant to the
            Plan and the Address of its Principal Executive Offices)

                      LADISH CO., INC. SAVINGS AND DEFERRAL

                                 INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 AND 1997

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                      LADISH CO., INC. SAVINGS AND DEFERRAL

                                 INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS
                                -----------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

       Statements of Net Assets Available for Plan Benefits-December 31, 1998 and 1997

       Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

       Schedule  I:   Item   27a--Schedule   of  Assets   Held  for   Investment
                      Purposes--December 31, 1998

       Schedule II: Item 27d--Schedule of 5% Reportable Transactions for the Year Ended December 31, 1998

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Ladish Co., Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Ladish Co., Inc. Savings and Deferral Investment Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Ladish Co., Inc. Savings and Deferral Investment Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ Arthur Andersen LLP
                                         ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 28, 1999.


                                                LADISH CO., INC. SAVINGS AND DEFERRAL

                                                           INVESTMENT PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                       AS OF DECEMBER 31, 1998


                                                               American        American         American
                                               American        Express         Express          Express
                                               Express           IDS             IDS            IDS New         Templeton
                                                Income           Bond           Mutual         Dimensions        Foreign
                                                 Fund            Fund            Fund             Fund             Fund
                                            --------------- --------------- --------------- ----------------- ---------------
INVESTMENTS, at fair market value:
   Common Trust Funds                       $    3,741,346   $         -    $            -  $            -     $         -

   Mutual Funds                                          -       737,269         2,790,147       7,384,825         809,269
   Common Stock                                          -             -                 -               -               -
   Participant Loans                                     -             -                 -               -               -
                                            ---------------  -------------- --------------- -----------------  --------------

         Total investments                       3,741,346       737,269         2,790,147       7,384,825         809,269

LIABILITIES                                              -             -            (7,906)        (37,989)              -

PENDING TRANSFER BETWEEN FUNDS                       2,856             -                 -               -          (2,856)
                                            ---------------  -------------- --------------- -----------------  --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $    3,744,202   $   737,269     $   2,782,241  $    7,346,836     $   806,413
                                            ===============  ============== =============== =================  ==============



                                               Ladish
                                               Stock         Loan
                                                Fund         Fund           Total
                                            ------------ ------------- ----------------
INVESTMENTS, at fair market value:
   Common Trust Funds                       $        -    $        -    $    3,741,346

   Mutual Funds                                      -             -        11,721,510
   Common Stock                                 21,702             -            21,702
   Participant Loans                                 -       158,865           158,865
                                            ------------ ------------- ----------------

         Total investments                      21,702       158,865        15,643,423

LIABILITIES                                          -             -           (45,895)

PENDING TRANSFER BETWEEN FUNDS                       -             -                 -
                                            ------------ ------------- ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $   21,702    $  158,865    $   15,597,528
                                            ============ ============= ================



                  The accompanying notes to financial statements are an integral part of this financial statement.



                                       LADISH CO., INC. SAVINGS AND DEFERRAL

                                                  INVESTMENT PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              AS OF DECEMBER 31, 1997

                                                            American       American        American
                                            American         Express       Express          Express
                                             Express           IDS           IDS            IDS New      Templeton
                                             Income           Bond          Mutual        Dimensions      Foreign
                                              Fund            Fund           Fund            Fund           Fund           Total
                                          --------------- ------------- --------------- -------------- -------------- --------------
INVESTMENTS, at fair market value:
   Common Trust Funds                      $  3,545,434     $        -   $           -   $           -   $         -   $  3,545,434
   Mutual Funds                                       -        510,294       2,659,879       5,660,100       981,452      9,811,725
                                          --------------- ------------- --------------- --------------- ------------- --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $   3,545,434    $  510,294   $   2,659,879   $   5,660,100   $   981,452   $ 13,357,159
                                          =============== ============= =============== =============== ============= ==============



                  The accompanying notes to financial statements are an integral part of this financial statement.



                                                LADISH CO., INC. SAVINGS AND DEFERRAL

                                                           INVESTMENT PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                             American    American     American
                                                               American       Express    Express      Express
                                                                Express         IDS        IDS       IDS New      Templeton
                                                                Income         Bond       Mutual     Dimensions    Foreign
                                                                 Fund          Fund        Fund         Fund         Fund
                                                             ------------ ------------ ------------ ------------ ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Net appreciation (depreciation) in fair value
       of investments                                        $   207,173  $   (15,769) $  (133,059) $ 1,206,302  $  (130,557)
     Interest and dividends                                            -       49,909      378,893      426,140       77,918
                                                             ------------ ------------ ------------ ------------ ------------
         Total investment income                                 207,173       34,140      245,834    1,632,442      (52,639)
   Employee contributions                                        189,793       37,261      174,597      461,933       88,015
                                                             ------------ ------------ ------------ ------------ ------------

         Total additions                                         396,966       71,401      420,431    2,094,375       35,376
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                 328,545       24,983       91,069      285,566       43,966
   Administrative expenses                                         3,836          738        3,036        6,753          940
                                                             ------------ ------------ ------------ ------------ ------------
         Total deductions                                        332,381       25,721       94,105      292,319       44,906
                                                             ------------ ------------ ------------ ------------ ------------
NET LOANS TO PARTICIPANTS                                         (6,395)      (3,967)     (46,776)     (86,063)     (12,371)

TRANSFERS BETWEEN FUNDS AND ASSETS TRANSFERRED
  FROM THE LADISH CO., INC. HOURLY EMPLOYEES SAVINGS
  AND DEFERRAL INVESTMENT PLAN                                   140,579      185,262     (157,188)     (29,257)    (153,139)
                                                             ------------ ------------ ------------ ------------ ------------

         Net increase (decrease)                                 198,768      226,975      122,362    1,686,736     (175,039)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                           3,545,434      510,294    2,659,879    5,660,100      981,452
                                                             ------------ ------------ ------------ ------------ ------------
   End of year                                               $ 3,744,203  $   737,269  $ 2,782,241  $ 7,346,836  $   806,412
                                                             ============ ============ ============ ============ ============



                                                                Ladish
                                                                 Stock        Loan
                                                                 Fund         Fund        Total
                                                             ------------ ------------ ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Net appreciation (depreciation) in fair value
       of investments                                        $    (4,326) $        -   $ 1,129,764
     Interest and dividends                                            -        3,293      936,153
                                                             ------------ ------------ ------------
         Total investment income                                  (4,326)       3,293    2,065,917
   Employee contributions                                             28            -      951,627
                                                             ------------ ------------ ------------
         Total additions                                          (4,298)       3,293    3,017,544

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                       -            -      774,129
   Administrative expenses                                            11            -       15,314
                                                             ------------ ------------ ------------

         Total deductions                                             11            -      789,443
                                                             ------------ ------------ ------------

NET LOANS TO PARTICIPANTS                                              -      155,572            -

TRANSFERS BETWEEN FUNDS AND ASSETS TRANSFERRED
  FROM THE LADISH CO., INC. HOURLY EMPLOYEES SAVINGS
  AND DEFERRAL INVESTMENT PLAN                                    26,011            -       12,268
                                                             ------------ ------------ ------------

         Net increase (decrease)                                  21,702      158,865    2,240,369

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                   -            -   13,357,159
                                                             ------------  ----------- ------------

   End of year                                               $    21,702   $  158,865  $15,597,528
                                                             ============  =========== ============



                  The accompanying notes to financial statements are an integral part of this financial statement.


                      LADISH CO., INC. SAVINGS AND DEFERRAL

                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1998 AND 1997


(1)    Description of Plan-
       -------------------
       The following description of the Ladish Co., Inc. (the "Company") Savings and Deferral Investment Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

       General-
       -------
       The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in
       Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All salaried employees who have completed three months of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       On May 30, 1997, the Company sold the Industrial Products Division ("IPD") to a third party buyer. IPD Plan participants with account balances of less than $5,000 at the date of the sale were required to withdraw their account balances from the Plan. IPD Plan participants with account balances of at least $5,000 at the date of the sale were given the option to either remain in or withdraw from the Plan.

       Employee contributions-
       ----------------------
       Amounts up to 20% (18% from April 1, 1997 to March 31, 1998 and 15% prior to April 1, 1997) of a participant's compensation as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions. Before-tax contributions result in a reduction of the participant's income for purposes of Federal and State taxes, while after-tax contributions do not result in any reduction. Contributions made to the Plan are fully vested and nonforfeitable at all times.

       Participant accounts-
       --------------------
       Individual accounts are maintained for each participant reflecting the participant's before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan's income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant's account to the total market value of all accounts.

       Investments-
       -----------
       Participants may direct their contributions in 1% increments between five investment options. Participants may reallocate current and future contributions between investment options daily. Changes in the amount of each pay period contribution can be made once per quarter. A brief description of each investment option is provided below:

       o American Express Income Fund - This fund is currently invested in a series of insurance investment contracts, bank investment contracts, and other stable value contracts and high quality cash investments. The objective of this fund is to preserve principal and provide income.

       o American Express IDS Bond Fund - This fund invests in investment grade corporate debt securities with some exposure to the high-yield market. The objective of the fund is to provide current income while conserving the value of the investment.

       o American Express IDS Mutual Fund - This fund divides its investments between common stocks, bonds and preferred stocks. No more than 65% of the fund's total assets will be invested in common stocks and no less than 35% in bonds and money market instruments. The objective of this fund is to provide a balance of growth of capital and current income.

       o American Express IDS New Dimensions Fund - This fund invests in medium-to-large size capitalization growth stocks that have growth rates of 15% to 20% or more. The objective of this fund is long-term growth of capital.

       o Templeton Foreign Fund - This fund invests in stocks and debt obligations of companies and governments outside the United States. The objective of this fund is long-term growth of capital.

       o Ladish Stock Fund - This fund invests primarily in common stock of the Company. Participants were able to invest in this fund beginning August 1, 1998.

       Participant loans-
       -----------------
       Beginning on January 1, 1998, a participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined at the issuance of the loan at a rate equivalent with prevailing interest rates charged by a professional lender and is fixed over the life of the note. The interest rates on outstanding loans at December 31, 1998, ranged from 8.75% to 9.50%.

(2)    Significant Accounting Policies-
       -------------------------------
       Basis of accounting-
       -------------------
       The accompanying financial statements have been prepared using the accrual method of accounting.

       Accounting estimates-
       --------------------
       The preparation of these financial statements required the use of certain estimates by management in determining the Plan's assets, liabilities, additions and deductions. Actual results may differ from these estimates.

       Net appreciation (depreciation) in fair market value of investments-
       -------------------------------------------------------------------
       Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Valuation of investments-
       ------------------------
       The investments of the trust are maintained in common trust funds and registered investment companies (mutual funds), and with the exception of the Templeton Foreign Fund are managed by the Trustee. The funds are stated at the value per unit used for the purpose of admission and withdrawal at the valuation date, which approximates market value as determined by the Trustee.

       Administrative fees and related expenses-
       ----------------------------------------
       All expenses incurred in the administration of the Plan are paid by the Plan with the exception of legal and accounting fees, which are paid by the Company.

(3)    Benefits Paid to Participants-
       -----------------------------
       A participant, while employed, may withdraw all or a portion of his or her after-tax contribution account and may also withdraw all or a portion of his or her before-tax contribution in the event of demonstrated financial hardship as defined by the Plan. Loans are not permitted under the Plan. After age 59-1/2, a participant may withdraw the vested portion of this account.

       All account withdrawals are subject to a minimum withdrawal of $1,000 or 100% of the account value, whichever is less. Participants who make withdrawals are not permitted to make contributions to the Plan for six months after the date of withdrawal. Participants making hardship withdrawals are not permitted to contribute to the Plan for 12 months after the date of the hardship withdrawal.

       Payment of benefits is to be made upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distribution of account balances is made as a lump sum payment in cash.

(4)    Tax Status-
       ----------
       Although the Plan has received a favorable determination letter dated September 8, 1995 from the Internal Revenue Service, it has not been updated for the latest Plan amendments. However, the plan administrator and legal counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1998 and 1997.

(5)    Plan Termination-
       ----------------
       Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Administrative Committee of the Company shall determine whether such accounts are to be immediately distributed, remain invested in the trust funds until the termination of the affected participant, or whether other methods of disposition of the accounts should be used.

(6)    Related Party Transactions-
       --------------------------
       The Plan regularly invests in common trust funds and mutual funds managed
       by  the  Trustee.   These  transactions  are  not  considered  prohibited
       transactions by statutory exemptions under ERISA regulations.

AMERICAN
EXPRESS
  Financial                                                          Schedule I
  Advisors

FORM 5500 SCHEDULE G WORKSHEET FOR BANK: AMERICAN EXPRESS TRUST COMPANY  PAGE 7
                      FOR PLAN YEAR 1/1/98 THROUGH 12/31/98
                         NAME: LADISH CO., INC. SALARIED

            PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ========================================================

             (B) CUSIP               (C) DESCRIPTION                          (D) COST              (E) CURRENT VALUE
             ---------               ---------------                          --------              -----------------
GENERAL INVESTMENTS
         9900075T9                   LADISH CO INC STOCK FUND                26,024.69                     21,702.50
         990008419                   AET INCOME II                        3,384,162.20                  3,741,345.95
         995900420                   PARTICIPANT PROMISSORY NOTE            158,864.51                    158,864.51
                                                                        --------------               ---------------
TOTAL GENERAL INVESTMENTS                                                 3,569,051.40                  3,921,912.96
REGULATED INVESTMENT COMPANIES
         449427301                   IDS BOND FUND Y                        749,863.04                    737,269.36
         449442409                   IDS MUTUAL FUND Y                    2,764,629.24                  2,790,146.60
         449444306                   IDS NEW DIMENSIONS FUND Y            4,661,619.32                  7,384,824.91
         880196209                   TEMPLETON FOREIGN FUND (A)             934,396.52                    809,268.65
                                                                        --------------               ---------------
TOTAL REGULATED INVESTMENT COMPANIES                                      9,110,508.12                 11,721,509.52
*** GRAND TOTALS ***                                                     12,679,559.52                 15,643,422.48



                            LADISH CO., INC. SALARIED                PAGE 8
                    JANUARY 1, 1998 THROUGH DECEMBER 31, 1998
       ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR


ACCOUNT                                                         FACE AMOUNT                                     TRANSACTION
NUMBER                        DESCRIPTION                        OR SHARES                  COST                  PROCEEDS
---------          ---------------------------------          ---------------       ------------------       ------------------
                   IDS BOND FUND Y
                   449427301

x                  DISPOSITIONS                                  -28,517.4276            -147,139.0400             148,140.0900
                   IDS MUTUAL FUND Y
                   449442409

x                  DISPOSITIONS                                  -36,583.3841            -455,959.4900             514,066.8700
                   IDS NEW DIMENSIONS FUND Y
                   449444306

x                  DISPOSITIONS                                  -38,030.4199            -569,432.2000           1,001,370.9900
                   TEMPLETON FOREIGN FUND (A)
                   880196209

x                  DISPOSITIONS                                  -33,368.4405            -293,274.9600             293,274.9600
                   LADISH CO INC STOCK FUND
                   9900075T9

x                  DISPOSITIONS                                       -1.3710                 -13.7100                  10.3300
                   AET INCOME II
                   990008419

x                  DISPOSITIONS                                  -45,343.7680            -820,086.2400             820,086.2400
                   PARTICIPANT PROMISSORY NOTE
                   995900420

x                  DISPOSITIONS                                   -9,835.4900              -9,835.4900               9,835.4900

                                                              ---------------       ------------------        -----------------

         *** TOTAL DISPOSITIONS ***                             -191,680.3011          -2,295,741.1300           2,786,784.9700

                         SCHEDULE G INFORMATION - PART V                                                              Schedule II
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------             ----               ----------           ---------

                  BEGINNING MARKET VALUE                13,357,212.77
                  COMPARATIVE VALUE (5%)                   667,860.64
                  ----------------------            -----------------


               CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE


***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***


==================================================================================================================================


    CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***


==================================================================================================================================


    CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE


        ISSUE:  449442409 - IDS MUTUAL FUND Y

01/21/98 B                   2,527          13.792              0                  34,852-                34,852
01/22/98 B                     946          13.749              0                  13,000-                13,000
01/28/98 B                   2,442          13.711              0                  33,483-                33,483
01/29/98 B                   4,436          13.771              0                  19,780-                19,780
01/30/98 B                       9          13.854              0                     121-                   121
02/12/98 S                      50          14.108              0                     702                    620               82
02/20/98 B                       2          14.237              0                      34-                    34



                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------             ----               ----------           ---------

02/25/98 B                   1,585          14.109              0                  22,367-                22,367
03/17/98 S                     213          14.638              0                   3,117                  2,654              463
03/20/98 B                   3,344          14.683              0                  49,098-                49,098
03/23/98 S                      12          14.799              0                     185                    156               29
03/24/98 B                     533          14.767              0                   7,866-                 7,866
03/26/98 S                   4,057          14.804              0                  60,061                 50,566            9,495
03/30/98 B                   1,776          14.631              0                  25,981-                25,981
03/30/98 S                     118          14.631              0                   1,729                  1,473              256
03/31/98 B                     923          14.596              0                  13,477-                13,477
04/07/98 S                     988          14.820              0                  14,636                 12,309            2,327
04/13/98 S                     146          14.700              0                   2,152                  1,825              327
04/15/98 B                     190          14.741              0                   2,797-                 2,797
04/29/98 S                       1          14.343              0                      15                     13                2
05/01/98 B                     821          14.577              0                  11,971-                11,971
05/06/98 B                     949          14.606              0                  13,863-                13,863
05/07/98 S                     817          14.538              0                  11,870                 10,177            1,694
05/08/98 S                      53          14.470              0                     764                    658              106
05/27/98 S                       1          14.468              0                      13                     11                2
06/01/98 B                     966          14.458              0                  13,970-                13,970
06/03/98 B                   1,323          14.484              0                  19,166-                19,166
06/04/98 B                     987          14.398              0                  14,211-                14,211
06/05/98 S                     145          14.452              0                   2,102                  1,813              289
06/08/98 B                     446          14.452              0                   6,446-                 6,446
06/09/98 S                     965          14.612              0                  14,104                 12,030            2,074
06/10/98 S                     351          14.606              0                   5,124                  4,373              752
06/11/98 B                     845          14.571              0                  12,316-                12,316
06/12/98 S                     670          14.450              0                   9,680                  8,349            1,331
06/23/98 S                     294          14.328              0                   4,217                  3,668              549
06/29/98 B                   1,668          14.341              0                  23,925-                23,925
07/01/98 B                     955          14.339              0                  13,691-                13,691
07/07/98 S                   2,358          14.523              0                  34,245                 29,389            4,856
07/09/98 S                     268          14.536              0                   3,900                  3,344              556
07/21/98 S                   2,589          14.485              0                  37,503                 32,269            5,234
07/22/98 S                     515          14.405              0                   7,418                  6,419            1,000
07/27/98 S                   2,146          14.222              0                  30,525                 26,751            3,774
07/29/98 B                     374          14.127              0                   5,287-                 5,287
07/30/98 S                   2,040          14.116              0                  28,793                 25,422            3,371
07/31/98 S                     203          14.229              0                   2,895                  2,536              359
08/04/98 S                     262          14.060              0                   3,679                  3,261              418
08/05/98 B                   1,362          13.788              0                  18,784-                18,784
08/11/98 S                   1,360          13.806              0                  18,774                 16,948            1,825
08/14/98 S                      42          13.733              0                     582                    528               54
08/18/98 S                   2,001          13.801              0                  27,612                 24,936            2,676
09/02/98 S                     760          13.154              0                  10,000                  9,475              525


                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------
09/04/98 S                   1,339          13.132              0                  17,580                 16,685              895
09/10/98 B                      75          13.335              0                   1,000-                 1,000
09/14/98 S                      36          13.371              0                     482                    450               33
09/28/98 B                   1,589          13.485              0                  21,434-                21,434
09/30/98 B                      74          13.515              0                   1,000-                 1,000
10/02/98 B                   1,063          13.119              0                  13,945-                13,945
10/06/98 S                   6,600          13.175              0                  86,950                 82,255            4,695
10/15/98 S                      19          13.212              0                     248                    234               14
10/20/98 S                   2,577          13.685              0                  35,266                 32,118            3,148
10/29/98 S                      12          13.669              0                    167,                    152               15
11/03/98 B                     957          13.957              0                  13,355-                13,355
11/16/98 B                   2,075          14.081              0                  29,219-                29,219
11/18/98 S                      54          14.149              0                     768                    676               91
11/25/98 S                   2,384          14.445              0                  34,437                 29,713            4,724
12/03/98 B                     906          14.408              0                  13,059-                13,059
12/23/98 B                  23,882          12.878              0                 307,554-               307,554
12/23/98 B                      15          12.878              0                     188-                   188
12/24/98 S                     137          12.964              0                   1,773                  1,704               68
12/30/98 B                      12          12.955              0                     154-                   154
                                                            --------        --------------          ------------         ---------
               SUB-TOTAL                                        0               1,292,462              1,233,354           58,109


        ISSUE:  449444306 - IDS NEW DIMENSIONS FUND Y

01/13/98 B                     401          23.025              0                   9,243-                 9,243
01/21/98 S                   3,578          24.059              0                  86,078                 53,571           32,508
01/22/98 S                     126          23.848              0                   3,000                  1,884            1,116
01/28/98 S                     736          23.692              0                  17,430                 11,015            6,414
01/29/98 B                   2,228          23.990              0                  52,460-                53,460
01/30/98 B                      47          24.169              0                   1,142-                 1,142
02/04/98 S                     510          24.749              0                  12,618                  7,634            4,984
02/11/98 B                      22          25.030              0                     541-                   541
02/12/98 S                      58          25.031              0                   1,454                    870              584
02/20/98 B                       2          25.287              0                      51-                    51
02/25/98 B                     880          25.156              0                  22,143-                22,143
03/17/98 B                   2,007          26.262              0                  51,710-                52,710
03/20/98 S                   3,710          26.467              0                  98,197                 55,552           42,644
03/23/98 S                       7          26.596              0                     197                    108               84
03/24/98 S                     422          26.520              0                  11,196                  6,321            4,875
03/26/98 B                   1,707          26.804              0                  45,765-                45,754
03/30/98 S                      47          26.715              0                   1,248                    700              549
03/31/98 B                   1,783          26.633              0                  47,484-                47,484
04/07/98 S                   1,822          27.639              0                  50,355                 27,279           23,076
04/15/98 S                     177          27.325              0                   4,823                  2,643            2,180


                         SCHEDULE G INFORMATION - PART V                                                           Schedule III
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------

04/28/98 S                     154          26.492              0                   4,079                  2,305            1,773
04/29/98 S                       1          26.462              0                      16                      9                7
05/01/98 B                     440          27.198              0                  11,971-                11,971
05/04/98 S                     108          27.342              0                   2,947                  1,614            1,333
05/06/98 B                   1,417          27.160              0                  38,499-                38,499
05/07/98 S                   1,806          26.890              0                  48,555                 27,037           21,518
05/08/98 S                      60          26.661              0                   1,613                    906              707
05/11/98 B                     144          26.936              0                   3,870-                 3,870
05/15/98 B                      69          27.146              0                   1,877-                 1,877
05/15/98 S                   1,709          27.116              0                  46,349                 25,593           20,756
05/27/98 S                       1          26.426              0                      28                     16               12
06/01/98 S                   1,055          26.479              0                  27,940                 15,799           12,141
06/03/98 S                     923          26.483              0                  24,442                 13,819           10,623
06/04/98 B                   1,480          26.261              0                  38,876-                38,876
06/05/98 S                     205          26.599              0                   5,465                  3,076            2,389
06/08/98 B                   1,134          26.599              0                  30,170-                30,170
06/09/98 B                     522          27.014              0                  14,104-                14,104
06/11/98 B                     684          27.002              0                  18,475-                18,475
06/12/98 S                     737          26.583              0                  19,591                 11,035            8,556
06/17/98 B                      74          26.449              0                   1,947-                 1,947
06/23/98 S                     188          26.917              0                   5,066                  2,818            2,248
07/01/98 B                   1,319          27.861              0                  36,761-                36,761
07/07/98 S                   1,213          28.414              0                  34,464                 18,161           16,303
07/09/98 S                     384          28.777              0                  11,050                  5,749            5,301
07/16/98 B                      96          29.128              0                   2,796-                 2,796
07/17/98 B                     106          29.328              0                   3,103-                 3,103
07/21/98 B                   1,275          29.417              0                  37,503-                37,503
07/22/98 B                     256          28.953              0                   7,418-                 7,418
07/27/98 B                   1,086          28.112              0                  30,525-                30,525
07/29/98 B                     177          27.893              0                   4,933-                 4,933
07/30/98 B                   2,218          27.626              0                  61,261-                61,261
07/31/98 S                     579          28.172              0                  16,305                  8,666            7,639
08/04/98 S                     141          27.436              0                   3,863                  2,108            1,755
08/05/98 B                   2,296          26.465              0                  60,765-                60,765
08/07/98 B                      35          26.852              0                     944-                   944
08/10/98 B                      51          26.868              0                   1,363-                 1,363
08/11/98 B                   1,416          26.760              0                  37,882-                37,882
08/13/98 S                   5,806          26.696              0                 154,988                 86,929           68,059
08/14/98 S                      50          26.471              0                   1,328                    751              577
08/18/98 S                   1,219          26.570              0                  32,388                 18,252           14,136
08/24/98 B                     187          26.445              0                   4,933-                 4,933
08/25/98 S                   2,186          26.554              0                  58,051                 32,733           25,318
08/27/98 B                      29          26.520              0                     763-                   763
08/31/98 S                     398          25.102              0                  10,000                  5,965            4,035



                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------

09/03/98 B                   4,827          24.123              0                 116,451-               116,451
09/04/98 S                     147          23.913              0                   3,505                  2,195            1,310
09/10/98 B                      41          24.423              0                   1,000-                 1,000
09/14/98 B                     514          24.394              0                  12,544-                12,544
09/30/98 B                      39          25.386              0                   1,000-                 1,000
09/30/98 B                   1,691          25.298              0                  42,775-                42,775
10/02/98 B                   1,563          23.732              0                  37,089-                37,089
10/06/98 S                   1,775          23.290              0                  41,347                 26,582           14,765
10/14/98 B                   2,292          23.358              0                  53,536-                53,536
10/15/98 S                      31          23.730              0                     745                    470              275
10/20/98 S                   1,659          25.192              0                  41,799                 24,844           19,956
10/29/98 S                      16          25.564              0                     397                    232              164
11/03/98 B                   1,355          26.562              0                  35,996-                35,996
11/04/98 S                   2,282          26.367              0                  60,182                 34,176           26,006
11/05/98 B                     186          26.566              0                   4,933-                 4,933
11/16/98 B                     727          26.717              0                  19,433-                19,433
11/18/98 S                      68          27.137              0                   1,841                  1,016              825
11/23/98 B                     685          27.640              0                  18,938-                 18,938
11/24/98 S                     369          28.330              0                  10,451                  5,523            4,927
11/25/98 B                     475          28.264              0                  13,431-                13,431
12/01/98 B                     268          27.965              0                   7,500-                 7,500
12/03/98 B                   1,453          28.323              0                  41,167-                41,167
12/15/98 B                     152          27.702              0                   4,205-                 4,205
12/22/98 S                     732          29.373              0                  21,512                 10,966           10,546
12/23/98 S                     642          29.544              0                  18,953                  9,605            9,347
12/24/98 B                  14,975          28.457              0                 426,140-               426,140
12/24/98 S                     194          28.457              0                   5,521                  2,905            2,616
12/30/98 B                      13          28.501              0                     380-                   380
                                                          -------             ------------          ------------         ---------
         SUB-TOTAL                                              0               2,521,168              2,089,228          431,927

         ISSUE:  990008419 - AET INCOME 11


01/06/98 S                   1,630          17.408              0                  28,375                 26,531            1,843
01/21/98 S                     689          17.450              0                  12,027                 11,219              808
01/22/98 S                     974          17.453              0                  17,000                 15,855            1,145
01/28/98 B                      17          17.470              0                     297-                   297
01/29/98 B                   1,199          17.472              0                  20,947-                20,947
01/30/98 B                       7          17.475              0                     121-                   121
02/04/98 B                     721          17.489              0                  12,618-                12,618
02/12/98 S                      50          17.512              0                     877                    815               62
02/25/98 S                   1,488          17.549              0                  26,106                 24,214            1,892
03/05/98 B                       1          17.565              0                      18-                    18
03/10/98 S                      66          17.586              0                   1,165                  1,078               87



                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------

03/17/98 B                     727          17.607              0                  12,804-                12,804
03/23/98 S                   4,207          17.618              0                  74,112                 68,471            5,641
03/24/98 S                     249          17.626              0                   4,382                  4,046              335
03/31/98 S                     279          17.646              0                   4,919                  4,537              382
04/07/98 B                   1,478          17.666              0                  26,112-                26,112
04/13/98 S                      52          17.675              0                     926                    853               73
04/22/98 S                     169          17.709              0                   3,000                  2,757              243
04/28/98 B                     230          17.726              0                   4,079-                 4,079
05/01/98 S                   1,350          17.734              0                  23,942                 21,975            1,967
05/04/98 B                     166          17.737              0                   2,947-                 2,947
05/06/98 B                     899          17.748              0                  15,964-                15,964
05/07/98 S                     461          17.751              0                   8,191                  7,511              680
05/08/98 B                       1          17.759              0                      18-                    18
05/08/98 S                      51          17.754              0                     904                    828               75
05/11/98 S                     218          17.757              0                   3,870                  3,548              323
05/27/98 S                       1          17.802              0                      16                     14                1
06/01/98 B                     157          17.817              0                   2,794-                 2,794
06/04/98 B                     896          17.832              0                  15,980-                15,980
06/05/98 S                   2,661          17.834              0                  47,455                 43,312            4,143
06/10/98 S                   3,363          17.849              0                  60,033                 54,746            5,287
06/17/98 S                     109          17.869              0                   1,947                  1,774              173
06/23/98 S                     191          17.886              0                   3,419                  3,111              308
06/24/98 S                   4,610          17.889              0                  82,474                 75,042            7,432
07/01/98 B                     925          17.910              0                  16,569-                16,569
07/07/98 S                   1,645          17.927              0                  29,491                 26,777            2,714
07/09/98 B                     834          17.933              0                  14,950-                14,950
07/29/98 S                     459          17.990              0                   8,266                  7,479              787
07/30/98 S                     143          17.993              0                   2,573                  2,327              245
08/04/98 S                     380          18.007              0                   6,846                  6,189              658
08/05/98 B                   1,442          18.010              0                  25,978-                25,978
08/07/98 S                      52          18.016              0                     944                    853               91
08/10/98 B                     227          18.019              0                   4,088-                 4,088
08/11/98 B                   4,651          18.028              0                  83,841-                83,841
08/14/98 S                      41          18.036              0                     739                    667               72
08/24/98 S                     458          18.059              0                   8,266                  7,450              816
08/25/98 B                   3,213          18.068              0                  58,051-                58,051
08/31/98 B                     277          18.080              0                   5,000-                 5,000
09/02/98 B                     553          18.091              0                  10,000-                10,000
09/03/98 S                   6,436          18.094              0                 116,451                104,757           11,694
09/04/98 B                   2,123          18.097              0                  38,428-                38,428
09/10/98 S                     254          18.114              0                   4,600                  4,134              466
09/14/98 B                   2,359          18.120              0                  42,746-                42,746
09/22/98 B                      13          18.148              0                     239-                   239
09/30/98 S                     165          18.172              0                   3,000                  2,688              313



                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------

10/02/98 B                     879          18.178              0                  15,987-                15,987
10/05/98 S                     207          18.181              0                   3,755                  3,362              393
10/06/98 B                   9,030          18.189              0                 164,238-               164,238
10/14/98 S                   2,939          18.213              0                  53,536                 47,845            5,691
10/15/98 S                     165          18.216              0                   3,000                  2,681              319
10/20/98 B                   4,763          18.230              0                  86,832-                86,832
10/29/98 S                      13          18.255              0                     242                    216               26
11/03/98 B                     933          18.271              0                  17,048-                17,048
11/04/98 B                   3,307          18.274              0                  60,428-                60,428
11/05/98 S                     453          18.277              0                   8,271                  7,366              905
11/16/98 S                   8,614          18.303              0                 157,660                140,209           17,451
11/18/98 S                      57          18.314              0                   1,038                    923              115
11/24/98 B                     570          18.332              0                  10,451-                10,451
12/01/98 S                     545          18.353              0                  10,000                  8,869            1,131
12/03/98 B                     537          18.358              0                   9,861-                 9,861
12/15/98 S                     229          18.394              0                   4,205                  3,721              484
12/22/98 B                   1,168          18.413              0                  21,512-                21,512
12/23/98 B                   1,039          18.416              0                  19,141-                19,141
12/24/98 S                     180          18.419              0                   3,324                  2,938              387
                                                            --------        --------------          ------------         ---------
         SUB-TOTAL                                              0               1,651,434              1,573,775           77,658

         GRAND TOTAL                                            0               5,464,064              4,896,357          567,704

-----------------------------------------------------------------------------------------------------------------------------------


       CATEGORY 4- SINGLE TRANSACTION WITH ONE BROKER EXCEEDS 5% OF VALUE


*** NO TRANSACTIONS QUALIFIED FOR THIS SECTION ***



                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                            LADISH CO., INC. SALARIED
                             FROM 1/1/98 TO 12/31/98


        DATE              SHARES/            UNIT           EXPENSE            PRINCIPAL               COST               REALIZED
    BOUGHT/SOLD          PAR VALUE          PRICE           INCURRED             CASH               ADJUSTMENT           GAIN/LOSS
    -----------          ---------          -----           --------        --------------          ------------         ---------


                                   FOOTNOTES


         * = SINGLE TRANSACTION IS 5% REPORTABLE
         B = BUY TRANSACTION
         S = SELL TRANSACTION
         R = REINVESTMENT TRANSACTION


                        LADISH CO., INC. HOURLY EMPLOYEES

                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 AND 1997

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                        LADISH CO., INC. HOURLY EMPLOYEES

                      SAVINGS AND DEFERRAL INVESTMENT PLAN


                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statement of Net Assets Available for Plan Benefits-December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule  I:  Item 27a--Schedule   of   Assets   Held   for   Investment
                   Purposes--December 31, 1998

     Schedule II: Item 27d--Schedule of 5% Reportable Transactions for the Year Ended December 31, 1998

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Ladish Co., Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Ladish Co., Inc. Hourly Employees Savings and Deferral Investment Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Ladish Co., Inc. Hourly Employees Savings and Deferral Investment Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/ Arthur Andersen LLP
                                     ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 28, 1999.


                        LADISH CO., INC. HOURLY EMPLOYEES

                      SAVINGS AND DEFERRAL INVESTMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1998

                                                        American    American      American
                                           American     Express      Express       Express
                                            Express       IDS          IDS         IDS New       Templeton   Ladish
                                            Income       Bond        Mutual       Dimensions      Foreign     Stock
                                             Fund        Fund         Fund          Fund           Fund       Fund       Total
                                        -------------  ----------  -----------  ---------------  ----------  -------  ------------
INVESTMENTS, at fair market value:
   Common Trust Funds                     $1,702,513    $      -    $        -      $        -    $      -   $    -   $ 1,702,513
   Mutual Funds                                    -     359,031     3,324,914       9,823,525     416,787        -    13,924,257
   Common Stock                                    -           -             -               -           -    2,035         2,035
                                        -------------  ----------  -----------  --------------   ----------  -------  -----------

                  Total investments        1,702,513     359,031     3,324,914       9,823,525     416,787    2,035    15,628,805

CASH                                               -           -         7,906          37,989           -        -        45,895
                                        -------------  ----------  -----------  --------------   ----------  -------  -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $1,702,513    $359,031    $3,332,820      $9,861,514    $416,787   $2,035   $15,674,700
                                        =============  ==========  ===========  ==============   ==========  =======  ===========



                              The accompanying notes are an integral part of this financial statement.



                                         LADISH CO., INC. HOURLY EMPLOYEES

                                       SAVINGS AND DEFERRAL INVESTMENT PLAN


                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              AS OF DECEMBER 31, 1997



                                                          American     American      American
                                              American     Express     Express        Express
                                              Express       IDS          IDS          IDS New        Templeton
                                               Income       Bond        Mutual       Dimensions       Foreign
                                                Fund        Fund        Fund           Fund            Fund             Total
                                            ------------ ----------  ------------  ---------------  -------------   -------------
INVESTMENTS, at fair market value:
   Common Trust Funds                        $1,407,023   $      -    $        -      $        -     $       -       $ 1,407,023
   Mutual Funds                                       -    272,527     2,714,125       6,505,825       454,186         9,946,663
                                            ------------ ----------  ------------  ---------------  -------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $1,407,023   $272,527    $2,714,125      $6,505,825     $ 454,186       $11,353,686
                                            ============ ==========  ============  ===============  =============   =============



                              The accompanying notes are an integral part of this financial statement.




                                                  LADISH CO., INC. HOURLY EMPLOYEES

                                                SAVINGS AND DEFERRAL INVESTMENT PLAN


                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                          American    American
                                                   American   American    Express     Express
                                                   Express     Express     IDS        IDS New      Templeton   Ladish
                                                    Income    IDS Bond    Mutual      Dimensions    Foreign    Stock
                                                     Fund      Fund        Fund         Fund         Fund       Fund      Total
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Net appreciation (depreciation) in
      fair value of investments                   $   87,874  $ (6,973)  $ (163,667)  $1,499,960   $ (66,070)  $ (603) $ 1,350,521
     Interest and dividends                                -    24,515      440,525      563,263      45,066        -    1,073,369
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

         Total investment income                      87,874    17,542      276,858    2,063,223     (21,004)    (603)   2,423,890

   Employee contributions                            253,202    71,709      526,856    1,353,933     135,266      171    2,341,137
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

         Total additions                             341,076    89,251      803,714    3,417,156     114,262     (432)   4,765,027

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                     108,267    29,883       84,228      183,593       6,008        -      411,979
   Administrative expenses                             2,270       463        4,499       11,916         618        -       19,766
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

         Total deductions                            110,537    30,346       88,727      195,509       6,626        -      431,745
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

FUND TRANSFERS, INCLUDING ASSETS TRANSFERRED
 TO THE LADISH CO., INC. SAVINGS AND DEFERRAL
 INVESTMENT PLAN                                      64,951    27,599      (96,292)     134,042    (145,035)   2,467      (12,268)
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

         Net increase                                295,490    86,504      618,695    3,355,689     (37,399)   2,035    4,321,014

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                               1,407,023   272,527    2,714,125    6,505,825     454,186        -   11,353,686
                                                  ---------- ---------- ------------ ------------ ----------- -------- ------------

   End of year                                    $1,702,513  $359,031   $3,332,820   $9,861,514   $ 416,787   $2,035  $15,674,700
                                                  ========== ========== ============ ============ =========== ======== ============



                              The accompanying notes are an integral part of this financial statement.


                        LADISH CO., INC. HOURLY EMPLOYEES

                      SAVINGS AND DEFERRAL INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



(1)  Description of Plan-
     -------------------
     The following brief description of the Ladish Co., Inc. (the "Company") Hourly Employees Savings and Deferral Investment Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General-
     -------
     The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in
     Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All Cudahy employees who have completed six months of service and who are covered by a collective bargaining agreement that permits participation in the Plan are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     On May 30, 1997, the Company sold the Industrial Products Division ("IPD") to a third party buyer. IPD Plan participants with account balances of less than $5,000 at the date of the sale were required to withdraw their account balances from the Plan. IPD Plan participants with account balances of at least $5,000 at the date of the sale were given the option to either remain in or withdraw from the Plan.

     Employee contributions-
     ----------------------
     Amounts up to 20% (18% from April 1,1 997 to March 31, 1998 and 15% prior to April 1, 1997) of a participant's compensation as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions. Before-tax contributions result in a reduction of the participant's income for purposes of Federal and State taxes, while after-tax contributions do not result in any reduction. Contributions made to the Plan are fully vested and nonforfeitable at all times.

     Participant accounts-
     --------------------
     Individual accounts are maintained for each participant reflecting the participant's before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan's income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant's account to the total market value of all accounts.

     Investments-
     -----------
     Participants may direct their contributions in 1% increments between six investment options. Participants may reallocate current and future contributions between investment options daily. Changes in the amount of each pay period contribution can be made once per quarter. A brief description of each investment option is provide below:

     o American Express Income Fund - This fund is currently invested in a series of insurance investment contracts, bank investment contracts, and other stable value contracts and high quality cash investments. The objective of this fund is to preserve principal and provide income.

     o American Express IDS Bond Fund - This fund invests in investment grade corporate debt securities with some exposure to the high-yield market. The objective of the fund is to provide current income while conserving the value of the investment.

     o American Express IDS Mutual Fund - This fund divides its investments between common stocks, bonds and preferred stocks. No more than 65% of the fund's total assets will be invested in common stocks and no less than 35% in bonds and money market instruments. The objective of this fund is to provide a balance of growth of capital and current income.

     o American Express IDS New Dimensions Fund - This fund invests in medium-to-large size capitalization growth stocks that have growth rates of 15% to 20% or more. The objective of this fund is long-term growth of capital.

     o Templeton Foreign Fund - This fund invests in stocks and debt obligations of companies and governments outside the United States. The objective of this fund is long-term growth of capital.

     o Ladish Stock Fund - This fund invests primarily in common stock of the Company. Participants were able to invest in this fund beginning August 1, 1998.

(2)  Significant Accounting Policies-
     -------------------------------
     Basis of accounting-
     -------------------

     The accompanying financial statements have been prepared using the accrual method of accounting.

     Accounting estimates-
     --------------------
     The preparation of these financial statements required the use of certain estimates by management in determining the Plan's assets, liabilities, additions and deductions. Actual results may differ from these estimates.

     Net appreciation (depreciation) in fair market value of investments-
     -------------------------------------------------------------------
     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

     Valuation of investments-
     ------------------------
     The investments of the trust are maintained in common trust funds and registered investment companies (mutual funds), and with the exception of the Templeton Foreign Fund are managed by the Trustee. The funds are stated at the value per unit used for the purpose of admission and withdrawal at the valuation date, which approximates market value as determined by the Trustee.

     Administrative fees and related expenses-
     ----------------------------------------
     All expenses incurred in the administration of the Plan are paid by the Plan with the exception of legal and accounting fees, which are paid by the Company.

(3)  Benefits Paid to Participants-
     -----------------------------
     A participant, while employed, may withdraw all or a portion of his or her after-tax contribution account and may also withdraw all or a portion of his or her before-tax contribution in the event of demonstrated financial hardship as defined by the Plan. Loans are not permitted under the Plan. After age 59-1/2, a participant may withdraw the vested portion of this account.

     All account  withdrawals  are subject to a minimum  withdrawal of $1,000 or
     100% of the  account  value,  whichever  is  less.  Participants  who  make withdrawals are not permitted to make contributions to the Plan for six months after the date of withdrawal. Participants making hardship withdrawals are not permitted to contribute to the Plan for 12 months after the date of the hardship withdrawal.

     Payment of benefits is to be made upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distribution of account balances is made as a lump sum payment in cash.

(4)  Tax Status-
     ----------
     Although the Plan has received a favorable determination letter dated September 8, 1995 from the Internal Revenue Service, it has not been updated for the latest Plan amendments. However, the plan administrator and legal counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1998 and 1997.

(5)  Plan Termination-
     ----------------
     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Administrative Committee of the Company shall determine whether such accounts are to be immediately distributed, remain invested in the trust funds until the termination of the affected participant, or whether other methods of disposition of the accounts shall be used.

(6)  Related Party Transactions-
     --------------------------
     The Plan  regularly  invests in common trust funds and mutual funds managed
     by  the  Trustee.   These   transactions  are  not  considered   prohibited
     transactions by statutory exemptions under ERISA regulations.

          Ladish Co., Inc. Hourly Employees Savings and Deferral Investment Plan
                    Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                                     Page 1 of 2

AMERICAN
 EXPRESS
Financial                                                           Schedule I
Advisors

FORM 5500 SCHEDULE G WORKSHEET FOR BANK: AMERICAN EXPRESS TRUST COMPANY  PAGE 7
                     FOR PLAN YEAR 1/1/98 THROUGH 12/31/98
                          NAME: LADISH CO., INC. HOURLY

            PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ========================================================


  (B) CUSIP   (C) DESCRIPTION                (D) COST       (E) CURRENT VALUE
  ---------   ---------------                --------       -----------------

GENERAL INVESTMENTS
-------------------
  9900075T9   LADISH CO INC STOCK FUND          2,056.22           2,034.78
  990008419   AET INCOME II                 1,552,367.24       1,702,512.62
                                           -------------      -------------
TOTAL GENERAL INVESTMENTS                   1,554,423.46       1,704,547.40

REGULATED INVESTMENT COMPANIES
------------------------------
  449427301   IDS BOND FUND Y                 363,985.25         359,031.02
  449442409   IDS MUTUAL FUND Y             3,399,528.31       3,324,914.26
  449444306   IDS NEW DIMENSIONS FUND Y     6,972,390.85       9,823,525.41
  880196209   TEMPLETON FOREIGN FUND (A)      489,607.81         416,787.30
                                           -------------      -------------
TOTAL REGULATED INVESTMENT COMPANIES       11,225,512.22      13,924,257.99


***GRAND TOTALS***                         12,779,935.68      15,628,805.39

AMERICAN
 EXPRESS
Financial
Advisors

IDS TRUST COMPANY        LADISH CO., INC. HOURLY                      PAGE 8
1200 NORTHSTAR WEST      JANUARY 1, 1998     THROUGH DECEMBER 31, 1998
P.O. BOX 534        ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
MINNEAPOLIS, MN 55440-0534

ACCOUNT                             FACE AMOUNT                   TRANSACTION
NUMBER         DESCRIPTION          OR SHARES           COST       PROCEEDS
-------        -----------          -----------         ----      -----------
               IDS BOND FUND Y
               449427301

x              DISPOSITIONS         -37,064.6931   -191,249.8300   190,956.5400

               IDS MUTUAL FUND Y
               449442409

x              DISPOSITIONS         -18,137.4790   -237,784.2000   257,682.9800

               IDS NEW DIMENSIONS FUND Y
               449444306

x              DISPOSITIONS         -21,738.1239   -384,139.1000   575,537.5400

               TEMPLETON FOREIGN FUND (A)
               880196209

x              DISPOSITIONS         -17,367.9905   -178,374.4500   171,085.4200

               LADISH CO INC STOCK FUND
               9900075T9

x              DISPOSITIONS            -483.0040     -3,884.7800     3,304.9000

               AET INCOME II
               990008419

x              DISPOSITIONS         -14,604.7800   -238,687.0900   259,931.8800


***TOTAL DISPOSITIONS***           -109,396.0705 -1,234,119.4500 1,458,499.2600

AMERICAN                                                          Schedule II
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 9
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES     UNIT    EXPENSE     PRINCIPAL     COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

          BEGINNING MARKET VALUE     11,353,686.16
          COMPARATIVE VALUE (5%)        567,684.31
          ----------------------     -------------


          CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE

*** NO TRANSACTIONS QUALIFIED FOR THIS SECTION ***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

*** NO TRANSACTIONS QUALIFIED FOR THIS SECTION ***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE


     ISSUE: 449442409 - IDS MUTUAL FUND Y

01/15/98 B        545   13.694       0          7,466-      7,466
01/21/98 B        168   13.792       0          2,322-      2,322
01/26/98 B         66   13.588       0            902-        902
01/27/98 B        596   13.635       0          8,132-      8,132
01/28/98 S      1,033   13.711       0         14,159      13,538         621
01/29/98 B      3,894   13.771       0         53,631-     53,631
02/03/98 S        206   14.005       0          2,890       2,706         185

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 10
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT   EXPENSE     PRINCIPAL     COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

02/04/98 B        250   14.036       0          3,505-      3,505
02/05/98 B         65   14.007       0            912-        912
02/06/98 B        398   13.981       0          5,570-      5,570
02/10/98 B        683   14.037       0          9,581-      9,581
02/12/98 S         71   14.108       0          1,002         932          71
02/18/98 S          2   14.237       0             34          31           3
02/20/98 S         21   14.178       0            303         280          23
02/24/98 B         42   14.207       0            600-        600
02/25/98 S        633   14.109       0          8,933       8,300         632
03/02/98 B        170   14.301       0          2,426-      2,426
03/03/98 S        118   14.290       0          1,690       1,550         140
03/05/98 B        490   14.276       0          6,991-      6,991
03/06/98 S      1,191   14.194       0         16,906      15,615       1,291
03/09/98 S        100   14.381       0          1,436       1,309         127
03/10/98 S         53   14.400       0            766         697          69
03/11/98 S        117   14.492       0          1,702       1,540         162
03/13/98 S        239   14.576       0          3,484       3,134         350
03/16/98 B        314   14.542       0          4,566-      4,566
03/18/98 B      2,894   14.627       0         42,325-     42,325
03/24/98 S        611   14.767       0          9,019       8,007       1,012
03/30/98 B      1,790   14.631       0         26,191-     26,191
03/30/98 S        698   14.631       0         10,216       9,154       1,062
03/31/98 B      2,720   14.596       0         39,706-     39,706
04/06/98 B        336   14.821       0          4,975-      4,975
04/07/98 S        219   14.820       0          3,246       2,871         374
04/17/98 S        466   14.692       0          6,841       6,104         737
04/22/98 S      1,372   14.737       0         20,213      17,981       2,231
04/27/98 B        146   14.566       0          2,126-      2,126
05/01/98 S      1,069   14.577       0         15,578      14,011       1,568
05/05/98 S        511   14.680       0          7,501       6,699         802
05/06/98 B      3,619   14.606       0         52,866-     52,866
05/07/98 S      1,077   14.538       0         15,659      14,121       1,538
05/08/98 S         65   14.471       0            944         855          89
05/26/98 S         54   14.607       0            785         705          80
05/27/98 S         51   14.493       0            740         669          71
05/28/98 S        198   14.450       0          2,856       2,591         265
06/04/98 B      4,128   14.398       0         59,441-     59,441
06/08/98 S        446   14.452       0          6,446       5,847         599
06/17/98 S        224   14.343       0          3,207       2,931         276
06/29/98 B      1,694   14.341       0         24,301-     24,301
07/01/98 B      2,641   14.339       0         37,864-     37,864
07/07/98 S         37   14.523       0            539         486          52
07/13/98 S        584   14.447       0          8,444       7,662         781
07/20/98 S        405   14.517       0          5,879       5,309         570

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 11
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT   EXPENSE     PRINCIPAL     COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

07/22/98 S        924   14.405       0         13,310      12,114       1,196
07/23/98 S          3   14.418       0             42          38           4
07/28/98 S        486   14.239       0          6,915       6,367         548
08/05/98 B      3,410   13.788       0         47,024-     47,024
08/06/98 S         36   13.795       0            500         475          25
08/10/98 S        427   13.874       0          5,925       5,599         326
08/14/98 S         68   13.734       0            938         896          43
08/19/98 B         10   13.897       0            133-        133
09/02/98 S        596   13.154       0          7,843       7,817          26
09/04/98 S         14   13.137       0            189         188           0
09/09/98 B      3,893   13.419       0         52,241-     52,241
09/10/98 S         22   13.419       0            289         283           7
09/10/98 S        725   13.335       0          9,664       9,501         163
09/17/98 S        862   13.704       0         11,808      11,297         512
09/23/98 S        182   13.527       0          2,460       2,384          76
09/28/98 B      1,760   13.485       0         23,739-     23,739
10/02/98 B      2,749   13.119       0         36,059-     36,059
10/06/98 S        408   13.175       0          5,375       5,349          26
10/08/98 S        450   13.043       0          5,872       5,902         -30
10/19/98 B         72   13.658       0            988-        988
10/20/98 S        174   13.685       0          2,382       2,281         100
10/26/98 B         22   13.587       0            300-        300
10/29/98 S         16   13.663       0            216         207           9
11/03/98 B      4,458   13.957       0         62,224-     62,224
11/18/98 S         89   14.149       0          1,265       1,172          93
12/02/98 S        360   14.407       0          5,186       4,719         467
12/03/98 B      2,598   14.408       0         37,429-     37,429
12/04/98 B        545   14.291       0          7,794-      7,794
12/07/98 S        331   14.438       0          4,785       4,345         440
12/15/98 B         85   14.118       0          1,204-      1,204
12/17/98 S         81   14.233       0          1,147       1,057          90
12/23/98 B     28,443   12.878       0        366,295-    366,295
12/29/98 B         15   12.955       0            196-        196
12/30/98 S         12   12.955       0            154         156          -2
12/31/98 B          9   13.028       0            113-        113
                               -------    -----------   ---------      ------
        SUB-T0TAL                    0      1,289,821   1,269,920      19,900


ISSUE: 449444306 - IDS NEW DIMENSIONS FUND Y
01/05/98 B        185   23.948       0          4,438-      4,438
01/15/98 S         51   23.534       0          1,200         901         299
01/21/98 B         97   24.059       0          2,322-      2,322
01/26/98 B         37   23.520       0            879-        879

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 12
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT   EXPENSE     PRINCIPAL     COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------
01/27/98 B      1,844   23.411       0         43,171-     43,171
01/28/98 S        596   23.692       0         14,130      10,539       3,591
01/29/98 B      5,512   23.990       0        132,243-    132,243
01/30/98 B          5   24.169       0            132-        132
02/03/98 S        300   24.597       0          7,375       5,298       2,076
02/04/98 B        271   24.749       0          6,715-      6,715
02/10/98 B        386   24.796       0          9,581-      9,581
02/12/98 S         98   25.029       0          2,452       1,731         721
02/20/98 S          2   25.287       0             51          35          15
02/20/98 S         44   25.211       0          1,114         781         333
02/24/98 B         41   25.408       0          1,050-      1,050
02/25/98 B        682   25.156       0         17,164-     17,164
03/02/98 B        394   25.612       0         10,080-     10,080
03/03/98 S         73   25.531       0          1,868       1,293         575
03/05/98 B         96   25.454       0          2,445-      2,445
03/06/98 B        788   25.167       0         19,836-     19,836
03/09/98 S        146   25.655       0          3,741       2,577       1,164
03/10/98 S         39   25.533       0          1,002         693         308
03/13/98 B        221   26.003       0          5,741-      5,741
03/16/98 S        175   26.025       0          4,566       3,100       1,466
03/18/98 B      3,918   26.282       0        102,984-    102,984
03/19/98 S         51   26.349       0          1,343         901         442
03/24/98 S        164   26.520       0          4,338       2,890       1,447
03/25/98 S        530   26.832       0         14,211       9,359       4,852
03/30/98 B        760   26.715       0         20,306-     20,306
03/31/98 B      3,739   26.633       0         99,590-     99,590
04/06/98 B        175   27.522       0          4,828-      4,828
04/07/98 S        133   27.639       0          3,685       2,356       1,329
04/08/98 S        293   27.276       0          8,000       5,183       2,817
04/17/98 B        198   27.009       0          5,358-      5,358
04/20/98 B          4   27.366       0             99-         99
04/22/98 B        961   27.519       0         26,448-     26,448
04/24/98 B      1,497   27.256       0         40,804-     40,804
04/27/98 B        157   27.043       0          4,253-      4,253
05/01/98 B        573   27.198       0         15,578-     15,578
05/05/98 S        155   27.353       0          4,237       2,737       1,500
05/06/98 B      4,983   27.160       0        135,345-    135,345
05/07/98 S        154   26.890       0          4,134       2,717       1,417
05/08/98 S         94   26.660       0          2,495       1,654         841
05/13/98 B         15   27.074       0            409-        409
05/15/98 S         69   27.146       0          1,877       1,222         655
05/26/98 B        477   26.884       0         12,834-     12,834
05/27/98 S        198   26.450       0          5,229       3,493       1,735
05/28/98 S        338   26.478       0          8,955       5,977       2,979

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 13
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT   EXPENSE     PRINCIPAL     COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

06/02/98 S        314   26.400       0          8,299       5,555       2,744
06/04/98 B      5,883   26.261       0        154,491-    154,491
06/08/98 S      1,134   26.599       0         30,170      20,043      10,126
06/12/98 S        637   26.583       0         16,943      11,263       5,680
06/17/98 S        137   26.449       0          3,632       2,427       1,206
07/01/98 B      3,505   27.861       0         97,640-     97,640
07/07/98 S         61   28.414       0          1,731       1,076         654
07/13/98 B        293   28.801       0          8,444-      8,444
07/20/98 S        276   29.400       0          8,128       4,885       3,243
07/22/98 B        277   28.953       0          8,011-      8,011
07/23/98 B         72   28.797       0          2,087-      2,087
07/28/98 B        244   28.312       0          6,915-      6,915
08/05/98 B      4,599   26.465       0        121,710-    121,710
08/06/98 S         19   26.630       0            500         332         168
08/10/98 B        221   26.868       0          5,925-      5,925
08/12/98 S        628   26.380       0         16,572      11,101       5,471
08/14/98 S         98   26.473       0          2,598       1,734         864
08/18/98 S         87   26.570       0          2,321       1,544         777
08/19/98 S         60   27.031       0          1,616       1,057         560
09/01/98 S        568   23.271       0         13,217      10,036       3,180
09/02/98 S      1,133   24.117       0         27,326      20,023       7,304
09/04/98 S        765   23.913       0         18,302      13,525       4,777
09/09/98 B      5,785   24.801       0        143,469-    143,469
09/10/98 S         11   24.801       0            279         199          80
09/10/98 S        926   24.423       0         22,625      16,371       6,255
09/23/98 B        172   24.991       0          4,291-      4,291
10/02/98 B      4,048   23.732       0         96,060-     96,060
10/06/98 B        231   23.290       0          5,375-      5,375
10/08/98 S        275   22.702       0          6,241       4,858       1,383
10/20/98 S        104   25.192       0          2,618       1,837         782
10/21/98 B        596   25.165       0         15,000-     15,000
10/22/98 S        682   25.377       0         17,295      12,043       5,252
10/26/98 S      1,240   25.565       0         31,695      21,909       9,787
10/29/98 S         22   25.558       0            554         383         171
11/03/98 B      6,251   26.562       0        166,032-    166,032
11/05/98 S        653   26.566       0         17,341      11,535       5,806
11/10/98 S      1,745   26.788       0         46,752      30,841      15,911
11/12/98 B      1,323   26.567       0         35,140-     35,140
11/18/98 B        715   27.137       0         19,409-     19,409
11/23/98 S        685   27.640       0         18,938      12,108       6,830
11/25/98 S      2,509   28.264       0         70,915      44,337      26,577
12/02/98 S        289   28.319       0          8,184       5,107       3,077
12/03/98 B      3,344   28.323       0         94,719-     94,719
12/04/98 S      1,122   27.783       0         31,176      19,829      11,347

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 14
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT    EXPENSE     PRINCIPAL    COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

12/07/98 S         30   28.368       0            845         526         318
12/15/98 B      1,583   27.702       0         43,840-     43,840
12/16/98 B        475   28.215       0         13,407-     13,407
12/17/98 B        286   28.205       0          8,055-      8,055
12/18/98 B          4   28.655       0            114-        114
12/21/98 S      1,810   28.921       0         52,345      31,983      20,361
12/24/98 B     19,793   28.457       0        563,263-    563,263
12/29/98 B      1,934   28.501       0         55,134-     55,134
12/30/98 S         13   28.501       0            380         236         144
12/31/98 B          4   28.719       0            113-        113
                                ------      ---------   ---------     -------
                                     0      2,968,818   2,777,417     191,397

   ISSUE: 990008419 - AET INCOME 11

01/15/98 S        359   17.433       0          6,266       5,874         392
01/26/98 S      1,645   17.458       0         28,715      26,881       1,834
01/27/98 S        466   17.467       0          8,132       7,609         523
01/28/98 B      1,619   17.470       0         28,289-     28,289
01/29/98 B      1,458   17.472       0         25,472-     25,472
02/04/98 S        780   17.489       0         13,637      12,743         894
02/10/98 S      1,094   17.507       0         19,161      17,887       1,274
02/12/98 S         28   17.512       0            487         455          33
02/20/98 S         52   17.535       0            904         843          61
02/24/98 S        237   17.546       0          4,150       3,865         285
03/02/98 S        135   17.558       0          2,372       2,208         164
03/05/98 S        398   17.572       0          6,991       6,503         489
03/06/98 B         67   17.575       0          1,182-      1,182
03/09/98 S         56   17.578       0            982         913          69
03/10/98 S         61   17.586       0          1,070         995          76
03/11/98 S         69   17.589       0          1,222       1,135          87
03/13/98 S          4   17.594       0             74          69           5
03/18/98 B      1,127   17.609       0         19,843-     19,843
03/19/98 S        159   17.612       0          2,794       2,592         201
03/24/98 B        616   17.626       0         10,857-     10,857
03/25/98 B        403   17.630       0          7,105-      7,105
03/26/98 B        402   17.632       0          7,087-      7,087
03/30/98 S        572   17.638       0         10,090       9,350         741
03/31/98 B      1,068   17.646       0         18,841-     18,841
04/06/98 S        555   17.658       0          9,803       9,073         730
04/07/98 S        747   17.666       0         13,202      12,213         989
04/22/98 S        493   17.709       0          8,735       8,062         674
04/24/98 S      1,052   17.715       0         18,630      17,188       1,443
05/05/98 S        186   17.746       0          3,300       3,039         261

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 15
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT    EXPENSE     PRINCIPAL    COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

05/06/98 B      1,365   17.748       0         24,227-     24,227
05/07/98 S        204   17.751       0          3,623       3,336         287
05/08/98 S         25   17.754       0            445         410          35
05/13/98 B         23   17.769       0            409-        409
05/27/98 S         65   17.808       0          1,159       1,063          95
05/28/98 B        663   17.812       0         11,811-     11,811
05/29/98 B         21   17.814       0            372-        372
06/04/98 B      1,556   17.832       0         27,744-     27,744
06/05/98 S        422   17.834       0          7,524       6,895         629
06/12/98 S         92   17.854       0          1,638       1,499         139
07/01/98 B      1,021   17.910       0         18,277-     18,277
07/16/98 S        362   17.953       0          6,500       5,917         583
07/22/98 S         86   17.970       0          1,537       1,398         139
07/23/98 S          2   17.971       0             40          36           4
08/05/98 B      1,238   18.010       0         22,287-     22,287
08/12/98 B        919   18.030       0         16,572-     16,572
08/14/98 S         27   18.036       0            481         436          45
08/19/98 B         20   18.050       0            353-        353
08/31/98 B        138   18.080       0          2,494-      2,494
09/01/98 B        950   18.088       0         17,187-     17,187
09/02/98 B        507   18.091       0          9,172-      9,172
09/04/98 B        988   18.097       0         17,881-     17,881
09/09/98 B        975   18.112       0         17,657-     17,657
09/10/98 S        473   18.114       0          8,561       7,724         837
09/17/98 B        651   18.135       0         11,808-     11,808
09/23/98 S        101   18.152       0          1,831       1,649         182
10/02/98 B        971   18.178       0         17,642-     17,642
10/21/98 S        823   18.233       0         15,000      13,445       1,555
10/22/98 B      1,175   18.236       0         21,429-     21,429
10/29/98 S          6   18.255       0            109          98          11
11/03/98 B      1,833   18.271       0         33,489-     33,489
11/05/98 B        949   18.277       0         17,341-     17,341
11/18/98 S      1,284   18.314       0         23,524      20,992       2,532
11/19/98 S      1,110   18.317       0         20,333      18,141       2,191
11/25/98 B      1,830   18.335       0         33,545-     33,545
12/02/98 S        376   18.356       0          6,910       6,152         758
12/03/98 B      1,070   18.358       0         19,635-     19,635
12/07/98 B        411   18.364       0          7,541-      7,541
                               -------      ---------   ---------    --------
              SUB-TOTAL              0        727,481     706,237      21,247

              GRAND TOTAL            0      4,986,120   4,753,574     232,544

AMERICAN
EXPRESS
  Financial              SCHEDULE G INFORMATION - PART V
  Advisors                   REPORTABLE TRANSACTIONS
                             LADISH CO., INC. HOURLY           PAGE 16
                            FROM 1/1/98 TO 12/31/98


   DATE       SHARES      UNIT    EXPENSE     PRINCIPAL    COST       REALIZED
BOUGHT/SOLD  PAR VALUE   PRICE   INCURRED      CASH      ADJUSTMENT   GAIN/LOSS
-----------  ---------   -----   --------    ---------   ----------   ---------

      CATEGORY 4 - SINGLE TRANSACTION WITH ONE BROKER EXCEEDS 5% OF VALUE

*** NO TRANSACTIONS QUALIFIED FOR THIS SECTION ***

                                   FOOTNOTES
                                   ---------

     * = SINGLE TRANSACTION IS 5% REPORTABLE
     B = BUY TRANSACTION
     S = SELL TRANSACTION
     R = REINVESTMENT TRANSACTION

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, Ladish Co., Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 LADISH CO., INC.


Date:  June 25, 1999             By: /S/ WAYNE E. LARSEN
                                    ----------------------------------------
                                         Wayne E. Larsen
                                    Vice President Law/Finance & Secretary
                                    (Principal Financial Officer and
                                    Accounting Officer)

                                 EXHIBIT INDEX

Exhibit No.         Description

    23           Consent of Arthur Andersen LLP